
                                                                    Exhibit 12-1

PECO Energy Company
Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Amounts in million of dollars)

                                                                                                       Three Months Ended
                                                              Years Ended December 31,                     March 31,
                                                      1998      1999       2000       2001     2002      2002          2003
                                                      ----      ----       ----       ----     ----      ----          ----
Pre-tax income from continuing
   operations before adjustment for income
   or loss from equity investees................       853       977        757        622      745       131           203

Plus:  Amortization of capitalized interest (a).         -         -          -          -        -         -             -
          (Income) or loss from equity investees        54        38         41          -      (1)         -             -

Less:  Interest capitalized.....................         7         6          2          2        1         -             -
          Preference security dividend
          requirements of consolidated
          subsidiaries..........................         -         -          -          -        -         -             -

Pre-tax income from continuing
   operations after adjustment
   for income or loss
   from equity investees and
   capitalized interest or AFUDC................       900     1,009        796        620      743       131           203


Fixed charges:


Interest expensed and capitalized,
   amortization of debt discount and
   premium on all indebtedness..................       369       423        467        425      370        95            85
Interest component of rental expense............         9         3         12          1        2         1             1
Preference security dividend requirements
   of consolidated subsidiaries.................         -         -          -          -        -         -             -

Total fixed charges.............................       378       426        479        426      372        96            86

Dividends on Preferred Stock....................        13        12         10         10        8         2             2
Adjustment to Preferred Stock Dividends*........         8         7          6          5        4         1             1

Total combined fixed charges and
   preferred stock dividends....................       399       445        495        441      384        99            89

Pre-tax income from continuing operation
   after adjustment for income or loss from
   equity investees plus fixed charges..........     1,278     1,435      1,275      1,046    1,115       227           289



Ratio of earnings to fixed charges..............      3.38      3.37       2.66       2.46     3.00      2.36          3.36
Ratio of earnings to combined fixed
   charges and preferred stock dividends........      3.20      3.22       2.58       2.37     2.90      2.29          3.25

* Additional charge equivalent to earnings required to adjust dividends on preferred stock to a pre-tax basis
(a)     not included pursuant to Section 503(d)1(C) of Regulation S-K.

